

Mail Stop 3561

January 18, 2017

Brian Lukow
President
All for One Media Corp.
236 Sarles Street
Mt. Kisco, NY 10549

      Re: **All for One Media Corp.**
              Amendment No. 1 to Registration Statement on Form 10
              Filed January 3, 2017
              File No. 000-55717

Dear Mr. Lukow:

We have reviewed your responses to the comments in our letter dated December 5, 2016 and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Plan of Operations, page 11

1. We note your response to our prior comment 2 and we reissue in part. Please discuss each material step and associated cost for producing and distributing the soundtrack and each material step and associated cost related to producing and releasing the motion picture Crazy for the Boys.

2. To the extent known please separately state the expected costs for accounting, legal, and other professional and administrative services, salaries, taxes, and consulting fees, and office lease, equipment, and supplies over the next 12 months.

3. We note your response to our prior comment 3. Please revise the reference to the "over thirty completed master recordings" on page 12 to clarify that these are instrumental tracks without vocals, as you indicated to us in your response letter.

Executive Compensation, page 18

4. We note your response to our prior comment 5. Please disclose in the summary compensation table the cash payments earned by Mr. Lukow and indicate that the amounts are not yet paid but are accruing and are to be paid as soon as possible, as you indicate to us in your response letter.

Item 15. Financial Statements and Exhibits, page 24

5. We note that you have removed the employment, director and consulting agreements, as well as the three promissory notes, from the exhibit index. Please tell us why you no longer include these exhibits in your filing or revise to include them if these continue to be material agreements.

You may contact Patrick Kuhn at (202) 551-3308 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Callie Tempest Jones, Esq.
        Brunson Chandler & Jones PLLC